Kingmakers Ops LLC

Review Report

For the period:

March 27, 2020 - March 31, 2020

TABLE OF CONTENTS

VELEZ CPAs & ADVISORS PLLC

Independent Accountant's Review Report

Kingmakers Ops LLC

4/7/2020

To Whom it May Concern:

I have reviewed the accompanying income statement, balance sheet, cash flow statement and statement of changes in shareholders' equity of Kingmakers Ops LLC for the period of March 27 - March 31, 2020. This review includes primarily applying analytical procedures to management's financial data and the performance of inquiries to the company's management. A review is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States. As part of this responsibility management has a duty to design, implement, and maintain internal controls relevant to the preparation and presentation of the financial statements.

My responsibility is to conduct a review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe the results of my review procedures provide a reasonable basis for my report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Respectfully,

Christopher Velez, CPA



Velez CPAs & Advisors

Kingmakers Ops LLC
Balance Sheet
March 27 - March 31, 2020

ASSETS
Current Assets
    None   0
Non-current Assets
    None   0

TOTAL ASSETS   0

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Current Assets
    None   0
Non-current Assets
    None   0

Total liabilities   0

MEMBERS' EQUITY

Members' Equity   0
Retained Earnings, net of Distributions   0

Total Members' equity   0

TOTAL LIABILITIES AND MEMBERS' EQUITY   0

Kingmakers Ops LLC
Income Statement
March 27 - March 31, 2020

Revenues, net of Allownaces and Returns	0
Less: Cost of Revenues	0
Total Gross Profit	**0**
Operating Expenses	0
Total Income from Operations	**0**
Other Income and Expense	0
Interest Expense	0
Total Income before Taxes	**0**
Income Taxes	0
Net Income	**0**

Kingmakers Ops LLC
Statement of Cash Flows
March 27 - March 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net income 0

Net cash from operating activities 0

CASH FLOWS FROM INVESTING ACTIVITIES 0

CASH FLOWS FROM FINANCING ACTIVITIES 0

Change in cash and cash equivalents 0
Cash and cash equivalents, beginning of period 0
Cash and cash equivalents, end of period 0

Kingmakers Ops LLC
Statement of Changes in Shareholders' Equity

	Membership Interest	Accumulated Earnings/ (Deficit)	Total
Balance at March 27, 2020	0	0	0
Issuance of Membership Interest	0	0	0
Balance at March 31, 2020	0	0	0

Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Kingmakers Ops LLC was formed on March 27, 2020 ("Inception") in the State of Delaware. Kingmakers Ops operates and optimizes a variety of residential services businesses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a sole-proprietorship in the federal jurisdiction of the United States, and in the State of Delaware.

Revenue Recognition

Revenue is recognized as earned.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances below the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 4 – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before the date that the financial statements were available to be issued.